

November 1, 2023

David Stybr
Chief Executive Officer
Livento Group, Inc.
17 State Street
New York, New York

      Re: Livento Group, Inc.
           Form 10-K for the Year Ended December 31, 2022
           Filed March 31, 2023
           File No. 000-56457

Dear David Stybr:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology

cc: Frank Hariton